22004632

SEC Mail Processing

MAR 31 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-25520

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pension Fund Evaluations, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2450 Middle Country Rd
(No. and Street)

Centereach	NY	11720
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter& Co, LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory Philipps, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pension Fund Evaluations, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

KATHARINE M HINTE
Notary Public - State of New York
NO. 01HI6108868
Qualified in Suffolk County
My Commission Expires Apr 19, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Pension Fund Evaluations, Inc.
Centereach, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pension Fund Evaluations, Inc.'s management. Our responsibility is to express an opinion on Pension Fund Evaluations, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pension Fund Evaluations, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Pension Fund Evaluations, Inc.'s auditor since 2021.
Florham, New Jersey
March 29, 2022

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	35,683
Accounts Receivable		27,654
Property & Equipment - net of accumulated depreciation of $20,878		16,317
Due from stockholder		142,544
Other assets		3,790
Total assets	$	225,988
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	26,540
Total liabilities	$	26,540
Commitments and Contingencies		
Stockholder's equity		
Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional paid-in capital		305,150
Accumulated (deficit)		(115,702)
Total stockholder's equity		199,448
Total liabilities and stockholder's equity	$	225,988

The accompanying notes are an integral part of this statement.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1- Nature of Business

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company mainly provides advisory services to investors.
The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

(a) Revenue Recognition

Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entities in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment Advisory fees are recognized as revenues on a monthly basis as services are performed. Commissions and related charges are reported on trade date reporting.

(b) Income Tax

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

(d) ***Depreciation***

Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

(e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f) ***401(K) Plan***

The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

(g) ***Lease Accounting***

The Company adheres to the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

(h) ***Credit Losses***

The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), effective January 1, 2020. ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances, (e.g., based on the credit quality of the customer). The Company identified investment advisory fees and commissions (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

Note 3- **Due from Stockholder**

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

Note 4- **Related Party Transactions**

Office Lease
The Company leases space from its sole stockholder on a month-to-month basis.

Note 5- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %.

At December 31, 2021, the Company had net capital of $9,143, which was $4,143 in excess of its required net capital of $5,000. The Company's net capital ratio was 290.277%.

Note 6- **COVID**

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries, and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments., which are highly uncertain and cannot be predicted.

Note 7- **Subsequent Events**

The Company has evaluated events and transactions that occurred between December 31, 2021 and March 29, 2022 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

A copy of the Company's Statement of Financial Condition as of December 31, 2021, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.